PROGEN TERMINATES PATHWAY TRIAL & CONFIRMS FOCUS ON POTENTIAL HIGH VALUE MOLECULES AND M&A

Brisbane, Australia. 22 July 2008. Following a thorough review that concluded late yesterday, the Board of Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced that it had discontinued the PI-88 phase 3 study in liver cancer. Progen confirmed its strategic direction to develop its existing portfolio of compounds and the company will actively seek to acquire additional compounds and opportunities through Merger & Acquisition activity.

The strategic review was triggered by a recent accumulation of a number of factors that impacted the commercial return for the phase 3 PATHWAY trial.

The trial is unlikely to meet the forecast patient recruitment timetable and further significant delays were expected due to:
▪	slower than expected regulatory processes in China, Korea and Vietnam;
▪	slower than expected initiation of clinical sites;
▪	slower than expected recruitment of patients into active sites; and
▪	the recent launch of a competitive phase 3 trial, assessing Bayer/Onyx Nexavar® in the same indication.

Due to a lack of a global partner willing to meaningfully develop and commercialise PI-88, the commercial opportunity is much less than previously expected. Without a significant global partner contributing, Progen will be less able to expand into additional indications and exploit all potential PI-88 commercial opportunities.

These aspects would have delayed market entry significantly and seriously impacted on the commercial return of the phase 3 PATHWAY trial.

The next step is that Progen will seek expressions of interest in PI-88, at a regional level, initially from amongst those parties that had entered into Non-Disclosure Agreements and Due Diligence on PI-88.

The PI-88 trial had been facilitated through external agencies, and had resulted in 23 sites being opened for patient recruitment and 12 patients from 5 recruitment centres having been recruited to date. Existing patients receiving PI-88 will continue to receive the drug if they wish to do so, subject to regulatory approval. External costs of the trial in FY2008 are estimated at $9.8m. The cost of discontinuing this trial is estimated to be less than $4.0m.

As part of the strategic review, Progen has determined that the current phase 2b melanoma trial, will be completed but no further development in melanoma by Progen is anticipated at this stage. This trial is expected be finalised at an estimated additional cost of $300,000.

In addition, and as part of the strategic review, the Company has also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of Nexavar® in this indication.

The Board of Progen has determined that it will increase its focus on the further development of molecules with high potential value.

Progen will focus its resources on aggressively pursuing its other compounds in development PG11047 (phase 1), the 500 series (late preclinical) and the epigenetics platform (early preclinical).

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Progen has previously announced the phase 1 trial of compound PG11047, for patients with advanced cancers, which had been the subject of an earlier phase 1 trial. This extended trial is already showing positive tolerability/dosing profiles.

▪	The 500 series is currently undergoing scale-up manufacture and animal safety studies.

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The Board of Progen has confirmed that it will continue to expand its gene expression modification - epigenetic - compounds platform, added to Progen’s technology platform through the CellGate acquisition.

In parallel, the Company will be actively pursuing merger and acquisition opportunities to expand its clinical stage pipeline.

Given its strong cash position, Progen will aggressively pursue M&A activities. As part of this process, Progen will announce in the next weeks the appointment of corporate advisers to assist with the identification of and initial discussion with potential acquisitions in Australia and the United States.

Cash Position as at 30 June 2008: $76.7m, excluding creditors and accruals of $6.2m (unaudited).

On behalf of the Board of Directors and Management,

Dr Mal Eutick
Chairman

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

Contact Point: Dr Mal Eutick Chairman 0416 177 772	Justus Homburg CEO, Managing Director T: +61 7 3842 3333	Linton Burns Company Secretary T: +61 7 3842 3333	Contact details: Progen Pharmaceuticals Limited ABN 82 010 975 612 PO Box 2403 Toowong Qld 4066 T: +61 7 3842 3333 F: +61 7 3720 9624 W: www.progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.